Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 1 DATED MAY 6, 2021
TO THE PROSPECTUS DATED APRIL 23, 2021

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2021. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•our daily net asset value, or NAV, per share for our common stock for the month of April 2021;
•updates on the impact of COVID-19 on our operations;
•an update to the “Suitability Standards” section of our prospectus; and
•an update to the “Conflicts of Interest” section of our prospectus.

Historical NAV per Share

The following table sets forth the NAV per share for the Class A, Class I, Class T, Class D and Class N shares of our common stock on each business day for the month of April 2021. There were no Class S, Class M-I or Class T2 shares of our common stock outstanding during this period.

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share	NAV per Class D Share*	NAV per Class N Share**
April 1, 2021	$14.61	$14.70	$14.65	$14.67	$14.65
April 5, 2021	$14.61	$14.70	$14.65	$14.67	$14.65
April 6, 2021	$14.62	$14.71	$14.66	$14.68	$14.66
April 7, 2021	$14.62	$14.71	$14.66	$14.68	$14.66
April 8, 2021	$14.62	$14.71	$14.66	$14.68	$14.65
April 9, 2021	$14.62	$14.71	$14.66	$14.68	$14.66
April 12, 2021	$14.63	$14.71	$14.66	$14.68	$14.66
April 13, 2021	$14.63	$14.72	$14.67	$14.69	$14.67
April 14, 2021	$14.62	$14.71	$14.66	$14.68	$14.66
April 15, 2021	$14.65	$14.73	$14.68	$14.71	$14.68
April 16, 2021	$14.65	$14.74	$14.69	$14.71	$14.68
April 19, 2021	$14.66	$14.74	$14.69	$14.72	$14.69
April 20, 2021	$14.66	$14.75	$14.70	$14.72	$14.70
April 21, 2021	$14.67	$14.76	$14.71	$14.74	$14.71
April 22, 2021	$14.66	$14.75	$14.70	$14.72	$14.69
April 23, 2021	$14.75	$14.83	$14.78	$14.82	$14.78
April 26, 2021	$14.75	$14.84	$14.79	$14.82	$14.79
April 27, 2021	$14.76	$14.85	$14.80	$14.83	$14.79
April 28, 2021	$14.76	$14.85	$14.80	$14.83	$14.79
April 29, 2021	$14.77	$14.85	$14.81	$14.84	$14.80
April 30, 2021	$14.77	$14.86	$14.81	$14.84	$14.80

*Class D shares are currently being offered pursuant to a private placement offering.
**Class N shares are not available for purchase except through our distribution reinvestment plan.

Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined.

Impact of COVID-19

We continue to closely monitor the impact of the coronavirus (COVID-19) pandemic on all aspects of our investments and operations, including how it will impact our tenants and business partners. While we have not incurred significant disruptions in our operations from the coronavirus since it began in March 2020, the extent to which the coronavirus impacts our investments and operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

During April 2021, our NAV per share increased approximately 1.2% - 1.4% for each share class. This increase is primarily attributable to an approximate 0.4% increase in the value of our real estate property portfolio combined with an approximate 7.3% increase in the value of our real estate equity securities portfolio.

Our entire property portfolio remains stable with strong collections. Occupancy as of March 31, 2021 and April 30, 2021 and collections during the quarter ended March 31, 2021 and the month of April 2021, by property type, are as follows:

Quarter ended March 31, 2021:
•Office – 94% occupied and 100.0% collected
•Industrial – 100% occupied and 100.0% collected
•Retail – 97% occupied and 99.6% collected
•Apartment – 99.0% occupied and 99.4% collected

April 2021:
•Office – 94% occupied and 100.0% collected
•Industrial – 100% occupied and 100.0% collected
•Retail – 97% occupied and 99.6% collected
•Apartment – 99.0% occupied and 99.6% collected

Our commercial properties (office, industrial and retail) are occupied by a diverse mix of tenants. As of April 30, 2021, our weighted average remaining lease term for our commercial properties was 4.4 years. With respect to our commercial and residential tenants who have been affected by COVID-19 and who did not pay rent, we continue to work with them to recoup such rent and bring their leases current. From the beginning of the pandemic through April 30, 2021, we entered into agreements with nine of our tenants that included abatement of rent amounting to approximately 0.2% of the annual contractual rent for the entire property portfolio, and/or deferral of rent amounting to approximately 1.1% of the annual contractual rent for the entire property portfolio. For tenants with whom we have agreed to deferral of past due rent, such deferred rent is scheduled to be fully paid by July 2021, and all such deferred rent that has become due under the deferral agreements as of April 30, 2021 has been paid.

Update to “Suitability Standards”

The last paragraph of the “Suitability Standards” section of the prospectus is replaced with the following:

On June 5, 2019, the SEC adopted Regulation Best Interest, which establishes a new standard of conduct for broker-dealers and natural persons who are associated persons of a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that enhances the standard beyond suitability. Broker-dealers must comply with Regulation Best Interest commencing June 30, 2020. Regulation Best Interest includes the general obligation that broker-dealers shall act in the “best interest” of retail customers in making any recommendation of any securities transaction or investment strategy, without putting the financial or other interests of the broker-dealer ahead of the retail customer. The general obligation can be satisfied by the broker-dealer’s compliance with four specified component obligations: (i) provide certain required disclosure before or at the time of the recommendation, about the recommendation and the relationship between the broker-dealer and the retail customer; (ii) exercise reasonable diligence, care, and skill in making the recommendation; (iii) establish, maintain, and enforce written policies and procedures reasonably designed to address conflicts of interest; and (iv) establish, maintain, and enforce written policies and procedures reasonably designed to achieve compliance with Regulation Best Interest. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonably available alternatives in the best interests of their clients. There are likely alternatives to us that are reasonably available to you, through your broker or otherwise, and those alternatives may be less costly or have a lower investment risk. Under Regulation Best Interest, broker-dealers participating in the offering must consider such alternatives in the best interests of their clients. Like existing suitability obligations, the component obligations of Regulation Best Interest contain a quantitative standard. Such quantitative standard may be more or less restrictive pursuant to Regulation Best Interest than under the suitability standard. In addition to Regulation Best Interest, certain states, including Massachusetts, have adopted or may adopt state-level standards that seek to further enhance the broker-dealer standard of conduct to a fiduciary standard for all broker-dealer recommendations made to retail customers in their states. In comparison to the standards of Regulation Best Interest, the Massachusetts fiduciary standard, for example, requires broker-dealers to adhere to the duties of utmost care and loyalty to customers. The Massachusetts standard requires a broker-dealer to make recommendations without regard to the financial or any other interest of any party other than the retail customer, and that broker-dealers must make all reasonably practicable efforts to avoid conflicts of interest, eliminate conflicts that cannot reasonably be avoided, and mitigate conflicts that cannot reasonably be avoided or eliminated. In addition to Regulation Best Interest and state fiduciary standards of care, broker-dealers are required to provide retail investors a brief relationship summary, or Form CRS, that summarizes for the investor key information about the broker-dealer. Form CRS is different from this prospectus, which contains information regarding this offering and our company. The impact of Regulation Best Interest and state fiduciary standards on broker-dealers cannot be determined at this time as little administrative or case law exists under Regulation Best Interest and state fiduciary standards, and the full scope of their applicability is uncertain.

Update to “Conflicts of Interest”

The following is added to the prospectus under “Conflicts of Interest—Interests of Our Advisor and Its Affiliates in Other Real Estate Programs.”

In connection with our advisor’s services there may be fees, costs and expenses (including, without limitation, fees, costs and expenses relating to insurance and software and technological systems used for the benefit of the investment programs advised or managed by our advisor) incurred for the benefit of more than one investment program advised or managed by our advisor. Each investment program generally bears an allocable portion of any such fees, costs and expenses in proportion to the size of its investment in the activity or entity to which the fee, cost or expense relates or in such other manner as our advisor considers reasonable under the circumstances. For example, our insurance may be obtained through one or more blanket insurance policies covering properties of multiple investment programs of our advisor and may include, in addition to the policy premium, per occurrence deductibles related to specific claims that need to be paid prior to the applicable insurance company covering losses on the insured properties. The amounts of any insurance premiums and/or other related insurance costs relating to blanket insurance policies will be allocated by our advisor in its reasonable discretion, among us and our advisor's other investment programs, which could result in conflicts between us and our advisor's other investment programs. To the extent such premiums and other costs are allocated to us, they will be borne as operating expenses, which may result in an indirect benefit to other investment programs of our advisor. There is no assurance that we would not be able to obtain lower insurance costs through insurance policies only covering our properties and operations.